UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                       Partner Communications Company Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   70211M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April, 20, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elbit Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 6 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 7 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 8 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 47 pages

                                  SCHEDULE 13D
CUSIP NO. 70211M109

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,091,361
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person                  0
With:              -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,091,361
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,091,361
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                              Page 10 of 47 pages

This Amendment No.3 on Schedule 13D amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons ("Original Filing") with respect to the Ordinary Shares, par value New Israeli Shekel 0.01 per share, of Partner Communications Company Ltd. ("Issuer"). This Amendment No. 3 on Schedule 13D/A (the "Amendment") supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Original Filing.


     As of April 20, 2004, the Reporting Persons ceased to be the beneficial owners of more than 5% of Ordinary Shares. Accordingly, this is the Reporting Persons' final amendment to the Original 13D and is an exit filing.

The following amends and supplements Items 2, 4, 5, 6 and 7 of the Original Filing.


ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b) and (c):      The Reporting Persons.


         As of April 20, 2005:

IDB Holding owned approximately 64.4% of the outstanding shares of IDB Development.


The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Original Filing.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except for DIC as set forth in the Original Filing (Amendment No. 2, dated March 1, 2005).

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented and restated as follows:


                              Page 11 of 47 pages

     On February 7, 2005, Elbit, Polar Communications Ltd. ("Polar") and Eurocom Communications Ltd. ("Eurocom"), offered to sell all of their Ordinary Shares to the Issuer (the "Buyback") and granted Matav Investments Ltd. ("Matav") an option to participate in the Buyback. On the same date, such shareholders entered in an agreement with Hutchison Telecommunications International (Netherlands) B.V. ("Hutchison BV") that, among other things, sets forth terms and conditions for the sale of Ordinary Shares by such shareholders in the event that the Buyback did not occur under certain circumstances (the "Fallback Arrangement").

     On April 18, 2005, Matav exercised its option to participate in the Buyback. On April 20, 2005, the Buyback was completed, pursuant to which the Issuer purchased a total of 33,317,932 Ordinary Shares at a per share price of NIS32.2216 (US$7.37, based on an exchange rate on April 20, 2005 of NIS 4.371 per US$1.00 as published by the Bank of Israel). Since the Buyback was successfully completed, no Ordinary Shares were sold pursuant to the Fallback Arrangement. Prior to the closing of the Buyback, the Issuer completed a refinancing of its credit facility, pursuant to which, among other things, the pledges on the Ordinary Shares of the Israeli Shareholders (as defined below) in favor of the Issuer's lending banks were released.

     Pursuant to the Fallback Arrangement, on April 20, 2005, Elbit, Polar, Eurocom, and Matav (collectively, the "Israeli Shareholders") and Tapuz Cellular Systems Ltd., an affiliate of Eurocom, together with Hutchison B.V. and Advent Investments Pte Limited ("Advent"), an affiliate of Hutchison B.V., entered into a Restatement of the Relationship Agreement (the "Restated Relationship Agreement"). In addition, on April 20, 2005, the Israeli Shareholders entered into a Shareholders Agreement (the "Shareholders Agreement"). The Restated Relationship Agreement and the Shareholders Agreement are summarized in Item 6 below.

     The purpose of the Buyback was to enable the Israeli Shareholders to realize their respective investments in the Issuer, which were made upon the founding of the Issuer in 1997. The purpose of the Restated Relationship Agreement and the Shareholders Agreement is to regulate the rights and obligations between the Israeli Shareholders and Hutchison B.V. and Advent, and among the Israeli Shareholders themselves, respectively, following the closing of the Buyback, all in accordance with the Issuer's license (the "License") issued by the Israeli Ministry of Communications.

Except as set forth in Item 6 below, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the
Schedule 13D rules.


Item 5. Interest in Securities of the Issuer.


Item 5(a), (b), (c) and (d) are hereby amended and restated as follows:

     (a) See Rows 11 and 13 of the cover page of each Reporting Person for the aggregate number and percentage of Ordinary Shares beneficially owned by such Reporting Person. As a result of the closing of the Buyback and the signing of the Restated Relationship Agreement, the Reporting Persons are no longer deemed to be part of a group with the other Israeli Shareholders in respect of the Ordinary Shares.


                              Page 12 of 47 pages

     (b) As of April 20, 2005, Elbit is the direct holder of 3,091,361 or approximately 2% of the Ordinary Shares. Each of the Reporting Persons is deemed to share the power to vote and dispose of such Ordinary Shares.

     As of April 20, 2005, upon the closing of the Buyback, there were 151,353,447 Ordinary Shares outstanding, based on information provided by the Issuer.

     (c) Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of April 20, 2005 any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer) except as described in Schedules A and B hereto. According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to April 20, 2005.

     (d) On April 20, 2005, the Reporting Persons ceased to the beneficial owner of more than 5% of the Ordinary Shares.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

RESTATEMENT OF RELATIONSHIP AGREEMENT

     On April 20, 2005, in connection with the completion of the Buyback and pursuant to the Fallback Arrangement, the Israeli Shareholders, together with Advent and Hutchison B.V., entered into the Restated Relationship Agreement, which replaced the Relationship Agreement dated October 10, 1999 among the parties.

     The Restated Relationship Agreement requires the Israeli Shareholders, severally but not jointly, based on their respective holdings in the Issuer as of April 20, 2005, to hold a sufficient number of Ordinary Shares to comply with the minimum aggregate holdings by Israeli entities required under the License and the Issuer's Articles of Association (the "Required Israeli Percentage"). The Required Israeli Percentage is currently 5% of the outstanding share capital of the Issuer. The number of Ordinary Shares required to be held by the Israeli Shareholders to maintain the Required Israeli Percentage is calculated based on the number of Ordinary Shares outstanding from time to time up to a maximum of 160,922,344 Ordinary Shares outstanding, as adjusted to reflect stock splits, stock dividends and similar changes that apply to all the Ordinary Shares.

     The Restated Relationship Agreement also requires the Israeli Shareholders to transfer such Ordinary Shares that are subject to the holding requirement of Required Israeli Percentage (the "Restricted Shares") only in accordance with the transfer limitations provided by the License and the Issuer's Articles of Association.


                              Page 13 of 47 pages

     In addition, pursuant to the Restated Relationship Agreement, Hutchison B.V. undertook to hold (together with its affiliates), such number of Ordinary as necessary to comply with the minimum founders percentage required under License (the "Required Founders Percentage"), which percentage is currently 26% of the outstanding share capital of the Issuer, less the Required Israeli Percentage. Hutchison B.V. and Advent also undertook to vote their Ordinary Shares to ensure that a majority of the directors of the Issuer are Israeli citizens and residents, to the extent that applicable law (including the License and the Issuer's Articles of Association) so requires, and the Israeli Shareholders undertook to appoint and retain the number of Israeli directors of the Issuer that are required pursuant to applicable law (including the License and the Issuer's Articles of Association) to be appointed and retained by Israeli Shareholders (the "Israeli Director(s)"). The License currently requires that at least 10% of the Issuer's directors be Israeli Directors, but one Israeli Director is sufficient so long as there are fewer than 15 directors. Based on the current size of the Issuer's Board of Directors, which is comprised of 13 directors, one Israeli Director is currently required.

SHAREHOLDERS AGREEMENT

     On April 20, 2005, the Israeli Shareholders also entered into the Shareholders Agreement. The Shareholders Agreement sets forth the mechanism for appointing the Israeli Director(s). Specifically, the Israeli Director(s) will be appointed in rotation as follows:

          (i) Commencing on the date of the closing of the Buyback, and for a period of one year thereafter (the "Elbit Nominee Term"), one Israeli Director will be nominated by Elbit.

          (ii) At the expiration of the Elbit Nominee Term and for a period of one year thereafter (the "Eurocom Nominee Term"), one Israeli Director will be nominated by Eurocom.

          (iii) At the expiration of the Eurocom Nominee Term and for a period of one year thereafter (the "Matav Nominee Term"), one Israeli Director will be nominated by Matav.

          (iv) At the expiration of the Matav Nominee Term, a new rotation cycle will commence in the manner described above. Such rotation cycle will be automatically renewed for so long as the Issuer's License or Articles of Association requires Israeli Director(s).

          (v) Notwithstanding the foregoing, if the Israeli Shareholders shall be required to appoint more than one Israeli Director, then each additional Israeli Director will be appointed by the next party in the foregoing rotation, such that no party will be entitled to nominate more than one Israeli Director, except to the extent that the number of Israeli Directors exceeds the number of parties entitled to appoint Israeli Directors.

     In addition, pursuant to the Shareholders Agreement, the Israeli Shareholders undertook, severally and not jointly, based on their respective holdings in the Issuer as of April 20, 2005, to hold a sufficient number of Ordinary Shares to comply with the Required Israeli Percentage, up to a maximum of 160,922,344 Ordinary Shares outstanding.


                              Page 14 of 47 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A,                Name, citizenship, residence or business address and present principal occupation of the
B, C, D and          -      directors and executive officers of (i) Elbit, (ii) Elron, (iii) DIC, (iv) IDB Development and
E                           (v) IDB Holding.

Exhibit 1                   Restatement of the Relationship Agreement dated April 20, 2005, by and among Advent
                            Investments Pte Ltd, Hutchison Telecommunications International (Netherlands) BV, Matav Cable
                            Systems Media Ltd., Matav Investments Ltd., Elbit Ltd., Eurocom Communications Ltd., Polar
                            Communications Ltd. and Tapuz Cellular Systems Ltd.

Exhibit 2                   Shareholders Agreement dated April 20, 2005, by and among Elbit Ltd., Eurocom Communications
                            Ltd., Polar Communications Ltd., and Matav Cable Systems Media Ltd. and Matav Investments Ltd.





SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment on Schedule 13D is true, complete and correct.

Date: May 16, 2005
                    ELBIT LTD.
                    ELRON ELECTRONIC INDUSTRIES LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY: IDB HOLDING CORPORATION LTD.

                               (signed)
                    BY: ______________________________
                    Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the Original Filing as Exhibits 5 through 12.


                              Page 15 of 47 pages